SECURIT 15026479 ION

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~69264~~ 69264

SEC Mail Processing Section MAR 24 2015 Washington DC 404

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/15/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
I-BANKERS DIRECT, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 5TH Avenue, 4th Floor
(No and Street)

NEW YORK (City) NEW YORK (State) 91311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHELLEY LEONARD 310-907-5939
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

VAIL & KNAUTH, LLP
(Name - if individual state last, first, middle name)

1801 GATEWAY BLVD., SUITE 212 (Address) RICHARDSON, TEXAS (City) (State) 75080 (Zip Code)

RECEIVED 2015 MAR 24 PM 1:44 SEC / MR

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

DD 4/27/15

OATH OR AFFIRMATION

I, SHELLEY LEONARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of I-BANKERS DIRECT, LLC as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) neither the company nor any stockholder, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:

Shelley Leonard
Signature

CFO
Title

see attached
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3)

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles s.s.

Subscribed and sworn to (or affirmed) before me on this 16 day of March (Month),

2015, by Shelley Leonard (Name of Signer (1)) and

_______________ (Name of Signer (2)), proved to me on the basis of

satisfactory evidence to be the person(s) who appeared before me.

[signature]
Signature of Notary Public

____
For other required information (Notary Name, Commission No. etc.)

MARCO J. CRUZ
Commission # 1954388
Notary Public - California
Los Angeles County
My Comm. Expires Oct 27, 2015

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document OATH

The certificate is attached to a document titled/for the purpose of

containing ______ pages, and dated ______________

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: _______________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

I-BANKERS DIRECT, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

CONTENTS

VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Don E. Graves, CPA
Charles T. Gregg, CPA
Cliff E. Wall, CPA
Pamela C. Moore, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Of I-BANKERS DIRECT, LLC

We have audited the accompanying financial statements of **I-BANKERS DIRECT, LLC** which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the nine and one-half months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. **I-BANKERS DIRECT, LLC's** management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **I-BANKERS DIRECT, LLC** as of December 31, 2014, and the results of its operations and its cash flows for the nine and one-half months then ended in accordance with accounting principles generally accepted in the United States of America.

1801 Gateway Blvd., Suite 212
Richardson, TX 75080
(972) 234-3333

www.vailknauth.com

323 East Highway 199 - P.O. Box 1859
Springtown, TX 76002
(817) 220-8700

The supplemental information, including Computation of Net Capital Under Rule 15c3-1 of the SEC, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the SEC, and Information Relating to Possession Or Control Requirements Under Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of **I-BANKERS DIRECT, LLC** financial statements. The supplemental information is the responsibility of **I-BANKERS DIRECT, LLC's** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Vail & Knauth LLP

VAIL & KNAUTH, LLP
RICHARDSON, TEXAS

February 27, 2015

I-BANKERS DIRECT, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$ 22,949	
Prepaid expenses	1,000	
Total assets		$ 23,949

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:		
Accrued liabilities	$ 3,258	
Other current liabilities	2,402	
Total liabilities		$ 5,660
MEMBERS' CAPITAL		18,289
Total liabilities and members' capital		$ 23,949

The accompanying notes are an integra part of the financial statements

I-BANKERS DIRECT, LLC

STATEMENT OF OPERATIONS

NINE AND ONE-HALF MONTHS ENDED DECEMBER 31, 2014

REVENUES:		
Portal Fees	$ 57,220	
Other	5,178	
Net revenues		$ 62,398
COSTS AND EXPENSES:		
Salaries and payroll taxes	239,715	
Professional fees	70,383	
Occupancy costs	46,703	
Other operating expenses	118,322	
Total costs and expenses		475,123
Operating loss		(412,725)
OTHER EXPENSE:		
Interest expense		(242)
NET LOSS		$ (412,967)

The accompanying notes are an integral part of the financial statements.

I-BANKERS DIRECT, LLC

STATEMENT OF CASH FLOWS

NINE AND ONE-HALF MONTHS ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES		
Net loss	$ (412,967)	
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in prepaid expenses	(1,000)	
Increase in accrued liabilities	3,258	
Increase in other current liabilities	2,402	
Net cash used by operating activities		$ (408,307)
FINANCING ACTIVITIES		
Members' capital contribution		431,256
CASH AT DECEMBER 31, 2014		$ 22,949

The accompanying notes are an integral part of the financial statements.

I-BANKERS DIRECT, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

NINE AND ONE-HALF MONTHS ENDED DECEMBER 31, 2014

	MEMBERS' CAPITAL
Members' capital contribution	$ 431,256
Net loss	(412,967)
Members' capital at December 31, 2014	$ 18,289

The accompanying notes are an integral part of the financial statements.

I-BANKERS DIRECT, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

NINE AND ONE-HALF MONTHS ENDED DECEMBER 31, 2014

Balance at December 31, 2014	$ -0-

The accompanying notes are an integral part of the financial statements.

A. COMPANY:

I-BANKERS DIRECT, LLC was incorporated on February 4th, 2013 in Texas. The Company operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by a correspondent broker-dealer.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities** - Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash** - The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

3. **Marketable Securities** - Marketable securities are valued using level one inputs to calculate fair value. The resulting difference between cost and fair value is included in income.

4. **Income Taxes** - The Company has elected to be disregarded for tax purposes. Instead, the Company's taxable income and expenses are included with that of the sole member. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income taxes.

   The Company incurs state franchise taxes, which are, in part, based on certain income and expense items, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements.

5. **Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(Continued)

C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

Fair Value Measurement - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level one inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level two inputs are inputs (other than quoted prices included within level one) that are observable for the asset or liability, either directly or indirectly.

Level three inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of assets and liabilities in the balance sheet approximate fair value.

D. CONCENTRATION OF CREDIT RISKS:

The Company regularly has amounts on deposit with a financial institution located in north Texas that exceed insurance limits. The Company has not experienced any losses related to these deposits.

(Continued)

I-BANKERS DIRECT, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NINE AND ONE-HALF MONTHS ENDED DECEMBER 31, 2014

E. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $17,289, which is less than its required net capital of $100,000. The Company's ratio of aggregated indebtedness to net capital was .03 to 1.

F. LEASING ARRANGEMENTS:

For the nine and one half months ended December 31, 2014, rental payments on operating leases for office facilities totaled $46,703. At December 31, 2014, there were no rental commitments extending beyond one year.

G. AFFILIATED ENTITY TRANSACTIONS:

Internet listings are provided to an entity, affiliated through common ownership and management. During the nine and ones-half months ended December 31, 2014, income received from the affiliated entity totaled $62,250.

H. SUBSEQUENT EVENTS:

In order to increase net capital, management's intentions include reductions in operating costs and expenses and capital contributions from a member.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of and For the Year Ended

December 31, 2014

Schedule I

I-BANKERS DIRECT, LLC
SUPPLEMENTAL SCHEDULE REQUIRED BY RULE 17a-5

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL:

Members' equity qualified for net capital	$ 18,289
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	18,289
Deductions and/or charges:	
Non-allowable assets	1,000
Net capital before haircuts on securities positions	17,289
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	-
Net Capital	$ 17,289
AGGREGATE INDEBTEDNESS	$ 5,660

I-BANKERS DIRECT, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

DECEMBER 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 377
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital less than required excess of required minimum	$ 82,711
Excess net capital at 1100%	$ 16,723
Ratio of aggregate indebtedness to net capital	.3 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 17,289
Audit adjustments	- 0 -
Net capital	$ 17,289

Schedule II

I-BANKERS DIRECT, LLC

DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

EXEMPTIVE PROVISIONS

The Company is exempt from the reserve requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii), in which all transactions are cleared through another broker-dealer on a fully disclosed basis,

Company's clearing firm: COR Clearing, LLC

Schedule III

I-BANKERS DIRECT, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

I-BANKERS DIRECT, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2014

VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Don E. Graves, CPA
Charles T. Gregg, CPA
Cliff E. Wall, CPA
Pamela C. Moore, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Members
Of I-BANKERS DIRECT, LLC

We have reviewed management's statements, included in the accompanying **I-BANKERS DIRECT, LLC** Exemption Report, in which (1) **I-BANKERS DIRECT, LLC** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **I-BANKERS DIRECT, LLC, LLC** claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) **I-BANKERS DIRECT, LLC** stated that **I-BANKERS DIRECT, LLC** met the identified exemption provisions throughout the most recent fiscal year without exception **I-BANKERS DIRECT, LLC**'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **I-BANKERS DIRECT, LLC**'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i)of Rule 15c3-3 under the Securities Exchange Act of 1934.

Vail & Knauth LLP

Vail & Knauth, LLP

Richardson, Texas
February 26, 2015

1801 Gateway Blvd., Suite 212
Richardson, TX 75080
(972) 234-3333

www.vailknauth.com

323 East Highway 199 - P.O. Box 1859
Springtown, TX 76002
(817) 220-8700

I-BANKERS DIRECT, LLC

535 5th Avenue, 4th Floor

NEW YORK, NEW YORK 91311

Exemption Report

I-Bankers Direct, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii)throughout the period June 1, 2014 to December 31, 2014 without exception.

I-Bankers Direct, LLC

I, Shelley Leonard, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: S Leonard

CFO

February 27, 2015